FILE NO. __________


                            FORM U-3A-2

                SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.

       STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
        RULE U-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                    HOLDING COMPANY ACT OF 1935
               TO BE FILED ANNUALLY PRIOR TO MARCH 1


                   SOUTH JERSEY INDUSTRIES, INC.


hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

          1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

               The claimant, South Jersey Industries, Inc.
          (the Company), was organized under the laws of the State of New Jersey; its principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. The Company is not a public utility company. It is primarily engaged in the business of owning and holding a majority interest in other business enterprises.

               The Company owns all of the outstanding common stock of South Jersey Gas Company (Gas Company or
          SJG), which was organized under the laws of the State of New Jersey. Gas Company's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. Gas Company is a public utility company engaged in the purchase, transmission and sale of natural gas for residential, commercial, and industrial use in an area of approximately 2,500 square miles in the southern part of New Jersey. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers. SJG also assigns or buys capacity for the purchase or transportation of natural gas.

               The Company owns all of the outstanding common stock of Energy & Minerals, Inc. (EMI), which was organized under the laws of the State of New Jersey. EMI's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. EMI is not a public utility company. It is primarily engaged in owning and holding the stock of certain nonutility subsidiaries of the Company.

                 The Company owns all of the outstanding
          common stock of South Jersey Energy Company (Energy Company), which was organized under the laws of the State of New Jersey. Energy Company's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. Energy Company is not a public utility company. Energy Company provides services for the acquisition, sale and transportation of natural gas for industrial and commercial users.

               The Company owns all of the outstanding stock of R & T Group, Inc. (R & T), which was organized under the laws of the State of New Jersey. R & T's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. R & T is not a public utility company. It is primarily engaged in owning and holding the stock of certain nonutility subsidiaries of the Company.

               EMI owns all of the outstanding common stock of The Morie Company, Inc. (Morie), which was organized under the laws of the State of New Jersey. Morie's principal location is 1201 N. High Street, Millville, N.J. 08332. Morie is not a public utility company. It is engaged in the mining, processing, and marketing of commercial and industrial sands and gravels.

               EMI owns all of the outstanding common stock of South Jersey Fuel, Inc. (Fuel Company), which was organized under the laws of the State of New Jersey. Fuel Company's principal location is Number One South Jersey Plaza, Route 54, Folsom, New Jersey 08037. Fuel Company is not a public utility company. Fuel Company was inactive for several years, however, in 1995, Fuel Company began providing services for the marketing of natural gas services in the wholesale market to other marketers, local distribution companies, electric generation and large industrial users.

               R & T owns all of the outstanding common stock of R and T Castellini Company, Inc. (Castellini
          Company), which was organized under the laws of the

          State of New Jersey. Castellini Company's principal location is 805 Sheridan Avenue, Vineland, N.J. 08360. Castellini Company is not a public utility company. It is engaged in the installation of gas, water and sewer lines, plant maintenance and site work, and environmental cleanup and remediation.

               R & T owns all of the outstanding common stock of R & T Castellini Construction Company, Inc. (Castellini Construction), which was organized under the laws of the State of Delaware.
          Castellini Construction's principal location is 3865 Lincoln Avenue, Vineland, N.J. 08360. Castellini Construction Company is not a public utility company. It is engaged in the installation of gas, water and sewer lines, plant maintenance and site work, and environmental cleanup and remediation.

               R & T owns all of the outstanding common stock of S.W. Downer, Jr. Company, Inc. (Downer Company), which was organized under the laws of the State of New Jersey. Downer Company's principal location is Ellis & Sewell Streets, Glassboro, N.J. 08028. Downer Company is not a public utility company. It is engaged in the installation of gas, water and sewer lines, plant maintenance and site work, and environmental cleanup and remediation.

               R & T owns all of the outstanding common stock of Onshore Construction Company, Inc. (Onshore), which was organized under the laws of the State of New Jersey. Onshore's principal location is Ellis & Sewell Streets, Glassboro, N.J. 08028. Onshore is not a public utility company. It is engaged in the installation of large diameter pipe, sewerage plants, bridges, dams and other heavy construction projects.

               R & T owns all of the outstanding common stock of Cape Atlantic Crane Co., Inc. (Cape Atlantic), which was organized under the laws of the State of New Jersey. Cape Atlantic's principal location is Ellis & Sewell Streets, Glassboro, N.J. 08028. Cape Atlantic is not a public utility company. It is principally engaged in the rental of cranes. Cape Atlantic sold its cranes in 1996 and is now an inactive company.

               Neither the claimant or any of its
          subsidiaries is an EWG nor do they hold a direct or indirect interest in a foreign utility company.

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

               The Company does not own directly any
          properties used for the production, transmission, and distribution of natural or manufactured gas or electric energy.

               The properties of Gas Company used for the production, transmission, and distribution of natural or manufactured gas include mains, service connections and meters, supplemental gas storage facilities, three liquefied propane plants, and an LNG storage and vaporization facility, all of which are located in the State of New Jersey (except that certain gas owned by Gas Company is stored outside the State and transported when needed). There are 4,538 miles of distribution mains. There are 343 miles of mains in the transmission system. No pipelines of Gas Company deliver or receive gas at the borders of the State of New Jersey.

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

               (a)  Number of kwh. of electric energy sold
          (at retail or wholesale) and Mcf. of natural or manufactured gas distributed at retail.

                    During 1995, Gas Company distributed at
          retail to residential, commercial and industrial customers 36,237,000 Mcf. of natural or manufactured gas and transported 20,305,000 Mcf. of natural gas purchased directly by its industrial and commercial customers. Gas Company also sold 5,609,000 Mcf. of natural gas at wholesale for resale within the State of New Jersey.


               (b)  Number of kwh. of electric energy and
          Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                    None

               (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                    During 1995, Gas Company sold 3,981,000 Mcf.
          of natural gas at wholesale to customers outside the borders of the State of New Jersey.

               (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                    During 1995, Gas Company purchased
          approximately 46,099,000 Mcf. of natural gas from out-of-state sources.

                    During 1995, Gas Company purchased and had delivered to it approximately 484,000 Mcf. of liquefied natural gas for transport by over-the-road truck transport to Gas Company's LNG Storage and Vaporization facility at McKee City, Atlantic County, New Jersey.


          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company stating monetary amounts in United States dollars:


               a)   Name, location, business address and
     description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                     The claimant has no direct or indirect
          interest or investment of any kind in, or has any sales, service or construction contracts of any kind with, an EWG or a foreign utility company.


               b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    No system company holds any direct or indirect interest in an EWG or foreign utility company.

               c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    The claimant holding company has no capital invested, directly or indirectly; nor does it directly or indirectly guarantee any security debt of an EWG or foreign utility company; nor debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption on another system company.

               d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    None

               e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    None

                             EXHIBIT A



          A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February 1996.

                                  SOUTH JERSEY INDUSTRIES, INC.



                                  By  /s/ Gerald S. Levitt
                                     ----------------------------
                                       GERALD S. LEVITT
                                       Vice President

CORPORATE SEAL


ATTEST:




  /s/ GEORGE L. BAULIG
----------------------------------
GEORGE L. BAULIG
Secretary and Assistant Treasurer



          Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                    Richard B. Tonielli, Treasurer
                    South Jersey Industries, Inc.
                    Number One South Jersey Plaza
                    Route 54
                    Folsom, New Jersey   08037

                             EXHIBIT B

                      FINANCIAL DATA SCHEDULE




     Consolidated Financial Data Schedule filed via EDGAR as part of this report on Form U-3A-2.





                              -8(a)-

                             EXHIBIT C

                     EWG ORGANIZATIONAL CHART




     Not Applicable  -  See response to Item 4.





                              -8(b)-


                                                               SOUTH JERSEY INDUSTRIES, INC.
                                                               CONSOLIDATING STATEMENT OF INCOME
                                                               FOR THE YEAR ENDED DECEMBER 31, 1995
                                                               (In Thousands)

                                             South     South     Energy &   South     R & T
                                            Jersey     Jersey   Minerals,   Jersey   Group,                   Elim.
                                          Industries,    Gas       Inc.     Energy    Inc.                      &      Consd.
                                             Inc.      Company    Consd.   Company   Consd.     Total        Adjust.    Total
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
OPERATING REVENUES:
  Utility                                         $0  $282,719         $0       $0        $0  $282,719  [C]  ($2,542) $280,177
  Nonutility                                     208         0     35,350   20,672    18,335    74,565  [C]     (934)   73,631
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Total Operating Revenues                   208   282,719     35,350   20,672    18,335   357,284        (3,476)  353,808
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------

OPERATING EXPENSES:
  Gas Purchased for Resale                         0   146,238          0        0         0   146,238  [C]   (2,505)  143,733
  Operation - Utility                              0    41,256          0        0         0    41,256  [C]      (36)   41,220
  Operation - Nonutility                       1,155         0     24,198   20,034    14,564    59,951  [C]     (211)   59,740
  Maintenance                                     22     5,158      3,364        3       817     9,364             0     9,364
  Depreciation                                     4    13,820      2,643       13     1,303    17,783  [D]       (2)   17,781
  Current Federal Income Taxes                  (671)    5,238        278      202         2     5,049             0     5,049
  Def. and Non-Curr. Fed. Income Taxes            29     4,040        225      (15)       46     4,325             0     4,325
  Gross Receipts & Franchise Taxes                 0    29,114          0        0         0    29,114             0    29,114
  Other Taxes                                     68     2,417      1,281       80       779     4,625             0     4,625
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Total Operating Expenses                   607   247,281     31,989   20,317    17,511   317,705        (2,754)  314,951
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Operating Income                          (399)   35,438      3,361      355       824    39,579          (722)   38,857

OTHER INCOME:
  Dividends from Subsidiaries                 17,311         0          0        0         0    17,311  [A]  (17,311)        0
  Equity in Undistrib. Earnings of Subs        1,490         0          0        0         0     1,490  [A]   (1,490)        0
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Income Before Interest Charges          18,402    35,438      3,361      355       824    58,380       (19,523)   38,857
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
INTEREST AND OTHER CHARGES:
  Long-Term Debt                                 531    14,490        591        0       709    16,321  [C]     (531)   15,790
  Short- Term Debt                               203     3,328          4        7       233     3,775  [C]     (193)    3,582
  Other                                           27     1,807          8        0         0     1,842             0     1,842
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Total Interest and Other Charges           761    19,625        603        7       942    21,938          (724)   21,214
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
      Net Income Applic. to Common Stock     $17,641   $15,813     $2,758     $348     ($118)  $36,442      ($18,799)  $17,643
                                          =========== ========= ========== ======== ========= =========     ========= =========

                                                                   -9-




                                                               SOUTH JERSEY INDUSTRIES, INC.
                                                               CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                               FOR THE YEAR ENDED DECEMBER 31, 1995
                                                               (In Thousands)

                                             South     South     Energy &   South     R & T
                                            Jersey     Jersey   Minerals,   Jersey   Group,                   Elim.
                                          Industries,    Gas       Inc.     Energy    Inc.                      &      Consd.
                                             Inc.      Company    Consd.   Company   Consd.     Total        Adjust.    Total
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------

Balance at Beginning of Period               $31,569   $47,551     $8,756     $372   ($2,939)  $85,309  [B] ($53,812)  $31,497

Net Income Applicable to Common Stock         17,641    15,813      2,758      348      (118)   36,442       (18,799)   17,643
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
                                              49,210    63,364     11,514      720    (3,057)  121,751       (72,611)   49,140

Dividends Declared - Cash                     15,435    16,000        975      336         0    32,746  [A]  (17,311)   15,435
                                          ----------- --------- ---------- -------- --------- ---------     --------- ---------
Balance at End of Period                     $33,775   $47,364    $10,539     $384   ($3,057)  $89,005      ($55,300)  $33,705
                                          =========== ========= ========== ======== ========= =========     ========= =========

                                                                   -10-



                                           SOUTH JERSEY INDUSTRIES, INC.
                                    CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                    STATEMENT OF INCOME AND RETAINED EARNINGS
                                       FOR THE YEAR ENDED DECEMBER 31, 1995
                                                   (In Thousands)

[A]  Dividends from Subsidiaries                                           $17,311
     Equity in Undistributed Earnings
      of Subsidiaries                                                        1,490


          Retained Earnings - Dividends Paid - Cash                                      $17,311
          Investment in Subsidiaries                                                       1,490


     To eliminate intercompany dividends paid and equity in undistributed earnings recorded by South Jersey Industries, Inc.

[B]  Retained Earnings - 1/1/95                                            $53,812
     Deferred Federal Income Taxes                                              60
     Accumulated Depreciation & Depletion - 1/1/95                              12

          Investment in Subsidiaries                                                     $53,740
          Non-Utility Property                                                               144

     To eliminate prior inter-company gain and retained earnings of subsidiaries at 1/1/95 previously recorded by South Jersey Industries, Inc. under the equity method of accounting.

[C]  Operating Revenues - Utility                                           $2,542
     Operating Revenues - Nonutility                                           934

          Gas Purchased for Resale                                                        $2,505
          Operating Expense - Utility                                                         36
          Operating Expense - Nonutility                                                     211
          Interest Expense - Short-Term Debt                                                 193
          Interest Expense - Long-Term Debt                                                  531

     To eliminate intercompany revenue and expense.

[D]  Accumulated Depreciation & Depletion                                       $2

          Depreciation, Depletion & Amortization                                              $2

     To eliminate South Jersey Industries, Inc.
     depreciation on Millville property gain.

                                               -11-


                                                           SOUTH JERSEY INDUSTRIES, INC.
                                                           CONSOLIDATING BALANCE SHEET
                                                             AS OF DECEMBER 31, 1995
                                                                (In Thousands)

                                      South      South    Energy &   South     R & T
                                     Jersey     Jersey   Minerals,   Jersey    Group                       Elim.
                                   Industries,    Gas       Inc.     Energy    Inc.                          &       Consd.
                                      Inc.      Company    Consd.   Company   Consd.     Total            Adjust.     Total
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
ASSETS

 PROPERTY, PLANT & EQUIPMENT
  Utility Plant, original cost             $0  $539,327         $0       $0        $0  $539,327                 $0  $539,327
  Gas Plant Acq Adjustment                  0     2,075          0        0         0     2,075                  0     2,075
  Gas Stored Underground                    0     1,322          0        0         0     1,322                  0     1,322
    Accum Depre & Amortization              0  (145,954)         0        0         0  (145,954)                 0  (145,954)
  Nonutil Prop & Equip., at cost        1,629         1     47,992       47    11,140    60,809     [4]       (144)   60,665
    Accum Depre & Depletion              (153)        0    (29,698)     (26)   (4,873)  (34,750)    [5]         14   (34,736)
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Prop, Plant & Equip - Net         1,476   396,771     18,294       21     6,267   422,829               (130)  422,699
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 INVESTMENTS
  Investments in Subsidiaries         161,989         0          0        0         0   161,989     [1]   (161,989)        0
  Invest in Non-Assoc Companies           830         0          0        0         0       830                  0       830
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Total Investment                162,819         0          0        0         0   162,819           (161,989)      830
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 CURRENT ASSETS
  Cash & Temp Cash Investments          2,540     2,193        504       41       309     5,587                  0     5,587
  Notes Rec - Assoc Companies           3,520         0      2,655      260     6,588    13,023     [3]    (13,023)        0
  Accounts Receivable                     564    32,637      7,360    2,797     2,340    45,698   [2,8]       (789)   44,909
  Unbilled Revenues                         0    20,860          0        0         0    20,860                  0    20,860
  Provisions for Uncollectibles             0      (737)      (186)     (40)      (19)     (982)                 0      (982)
  Accts Rec - Assoc Companies             439        82         33       15       960     1,529     [2]     (1,529)        0
  Nat Gas in Storage, Avg Cost              0    14,763          0        0         0    14,763                  0    14,763
  Mat & Supplies, Avg Cost                  0     3,842      8,161        0        14    12,017                  0    12,017
  Assets Held for Disposal                  0         0          0        0         0         0                  0         0
  Accum. Deferred Income Taxes              4     1,093        272       (1)       46     1,414     [6]     (1,414)        0
  Prepd Gross Recpts&Franchise Tax          0     3,649          0        0         0     3,649                  0     3,649
  Other Prepay and Current Assets          15     1,557      1,311       17       154     3,054                  0     3,054
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Total Current Assets              7,082    79,939     20,110    3,089    10,392   120,612            (16,755)  103,857
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 NONCURRENT ACCTS REC - Merch               0     2,305          0        0         0     2,305                  0     2,305
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
NONCURRENT ASSETS
  Gross Recpts&Franchise Taxes              0     4,868          0        0         0     4,868                  0     4,868
  Environmental Remediation Costs           0    36,596          0        0         0    36,596                  0    36,596
  Accum. Deferred Income Taxes            868     8,748          0       30       890    10,536     [7]    (10,536)        0
  Deprec. Flowthrough Pre-1976              0    15,955          0        0         0    15,955                  0    15,955
  Def. Postretirement Benefit Costs         0     4,726          0        0         0     4,726                  0     4,726
  Other                                     4     9,391      1,033        0     2,045    12,473                  0    12,473
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Total Noncurrent Assets             872    80,284      1,033       30     2,935    85,154            (10,536)   74,618
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
            Total                    $172,249  $559,299    $39,437   $3,140   $19,594  $793,719          ($189,410) $604,309
                                   =========== ========= ========== ======== ========= =========         ========== =========
                                                            -12-


                                                           SOUTH JERSEY INDUSTRIES, INC.
                                                           CONSOLIDATING BALANCE SHEET
                                                             AS OF DECEMBER 31, 1995
                                                                (In Thousands)

                                      South      South    Energy &   South     R & T
                                     Jersey     Jersey   Minerals,   Jersey    Group                       Elim.
                                   Industries,    Gas       Inc.     Energy    Inc.                          &       Consd.
                                      Inc.      Company    Consd.   Company   Consd.     Total            Adjust.     Total
CAPITALIZATION AND LIABILITIES     ----------- --------- ---------- -------- --------- ---------         ---------- ---------

 COMMON EQUITY
  Common Stock SJI
   Par Value $1.25 a share
   Authorized - 20,000,000 shares
   Outstanding - 10,722,171
               & 10,715,211           $13,403        $0         $0       $0        $0   $13,403                 $0   $13,403
   Common Stock - Subsidiaries              0     5,848     13,283       50     1,000    20,181     [1]    (20,181)        0
   Premium on Common Stock            110,189    77,194      1,584        0     7,800   196,767     [1]    (86,578)  110,189
   Capital Stock Expense                    0         0          0        0         0         0                  0         0
   Retained Earnings                   33,775    47,364     10,539      384    (3,057)   89,005  [1,4,5]   (55,300)   33,705
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Total Common Equity             157,367   130,406     25,406      434     5,743   319,356           (162,059)  157,297
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 CUMULATIVE PREFERRED STOCK
  SJG -  Par Value $100 a share
   Authorized - 49,104 shares
   Outstanding:
    Series A, 4.70%- 4,800 shares           0       480          0        0         0       480                  0       480
    Series B, 8%   -19,242 shares           0     1,924          0        0         0     1,924                  0     1,924
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
      Total Preferred Stock                 0     2,404          0        0         0     2,404                  0     2,404
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 L-T-D (less current maturities
  & sinking fund requirements)              0   156,784      5,416        0     6,521   168,721                  0   168,721
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 CURRENT LIABILITIES
  Notes Payable to Banks                    0    76,300          0        0         0    76,300                  0    76,300
  Current Maturities of L-T-D               0    11,811        959        0     1,762    14,532                  0    14,532
  Notes Pay - Assoc Companies           9,503         0          0        0     3,520    13,023     [3]    (13,023)        0
  Accounts Payable                        411    39,053      3,944    2,595       373    46,376   [2,8]     (1,904)   44,472
  Accts Pay to Assoc Companies             80       137         40       12        99       368     [2]       (368)        0
  Customer Deposits                         0     5,707          0        0         0     5,707                  0     5,707
  Accum. Deferred Income Taxes              2     1,834          0        2        54     1,892   [6,9]     (1,892)        0
  Environmental Remediation Costs           7     7,025          0        0         0     7,032                  0     7,032
  Interest Accrued                         46     4,965         70        0       111     5,192     [2]        (46)    5,146
  Dividends Declared                    3,860        44          0        0         0     3,904                  0     3,904
  Other Current Liabilities               236       175      1,445       59       468     2,383                  0     2,383
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
     Total Current Liabilities         14,145   147,051      6,458    2,668     6,387   176,709            (17,233)  159,476
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
 DEF CR & NON-CURRENT LIABILITIES
  Pension and Other Post-
   Retirement Benefits Reserve            153     8,367        625       40       108     9,293                  0     9,293
  Accum. Deferred Income Taxes             90    76,016      1,532       (2)      835    78,471  [4,7,9]   (10,118)   68,353
  Investment Tax Credit                     0     6,417          0        0         0     6,417                  0     6,417
  Deferred Revenues - Net                   0     7,315          0        0         0     7,315                  0     7,315
  Environmental Remediation Costs           0    17,798          0        0         0    17,798                  0    17,798
  Other                                   494     6,741          0        0         0     7,235                  0     7,235
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
     Total Def Cr & Non-Cur Liab          737   122,654      2,157       38       943   126,529            (10,118)  116,411
                                   ----------- --------- ---------- -------- --------- ---------         ---------- ---------
           Total                     $172,249  $559,299    $39,437   $3,140   $19,594  $793,719          ($189,410) $604,309
                                   =========== ========= ========== ======== ========= =========         ========== =========
                                                            -13-

                                          SOUTH JERSEY INDUSTRIES, INC.
                                    CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                        BALANCE SHEET - DECEMBER 31, 1995
                                                 (In Thousands)

[1]  Common Stock - Subsidiaries                                                     $20,181
     Premium on Common Stock                                                          86,578
     Retained Earnings                                                                55,230

          Investment in Subsidiaries                                                            $161,989

     To eliminate South Jersey Industries, Inc. investment in subsidiaries which is maintained on the equity method of accounting.

[2]  Accounts Payable - Associated Companies                                            $368
     Accounts Payable                                                                  1,117
     Interest Accrued                                                                     46

          Accounts Receivable - Associated Companies                                              $1,529
          Accounts Receivable                                                                          2

     To eliminate intercompany accounts receivable and payable.

[3]  Notes Payable - Associated Companies                                            $13,023

          Notes Receivable - Associated Companies                                                $13,023

     To eliminate intercompany short-term notes between South Jersey Industries, Inc. and Subsidiaries

[4]  Retained Earnings                                                                   $84
     Accumulated Deferred Income Taxes - Noncurrent Liability                            $60

          Non-Utility Property                                                                      $144

     To eliminate South Jersey Gas Company gain and related deferred taxes on sale of Millville property to South Jersey Industries, Inc.

[5]  Accumulated Depreciation & Depletion                                                $14

          Retained Earnings                                                                          $14

     To eliminate South Jersey Industries, Inc. depreciation on Millville property gain.

[6]  Accumulated Deferred Income Taxes - Current Liability                            $1,414

          Accumulated Deferred Income Taxes - Current Asset                                       $1,414

     To net current accumulated DFIT asset and liability

[7]  Accumulated Deferred Income Taxes - Noncurrent Liability                        $10,536

          Accumulated Deferred Income Taxes - Noncurrent Asset                                   $10,536

     To net noncurrent accumulated DFIT asset and liability

[8]  Accounts Payable                                                                   $787

          Accounts Receivable                                                                       $787

     To eliminate intercompany gas receivable and payable between South Jersey Gas Company and South Jersey Energy Company.

[9]  Accumulated Deferred Income Taxes - Current Liability                              $478

          Accumulated Deferred Income Taxes - Noncurrent Liability                                  $478

     To net current and noncurrent DFIT liability.

                                        -14-

                                                             R & T GROUP, INC. AND SUBSIDIARIES
                                                  CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                            FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                   (In Thousands)

                                           S. W.                           CAPE      R & T
                                  R & T    DOWNER   R AND T    ONSHORE   ATLANTIC  CASTELLINI
                                  GROUP,  JR. CO., CASTELLINI CONSTRUCT   CRANE    CONSTRUCT
                                   INC.     INC.   CO., INC.  CO., INC.  CO., INC. CO., INC.   TOTAL       ELIMIN.   TOTAL
                                 -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
OPERATING REVENUES:
  Nonutility                        $534   $6,167     $5,078     $1,901      $218     $4,485  $18,383  [A]    ($48) $18,335
                                 -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
OPERATING EXPENSES:
  Operation - Nonutility             155    4,844      3,785      1,956       104      3,720   14,564            0   14,564
  Maintenance                          0      236        246         36        53        246      817            0      817
  Depreciation                         0      362        295        182        43        421    1,303            0    1,303
  Current Federal Income Taxes      (129)     160        208       (141)       26       (122)       2            0        2
  Deferred Federal Income Taxes       (2)       1        (12)        19       (22)        62       46            0       46
  Other Taxes                         16      311        219         79        14        140      779            0      779
                                 -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
    Total Operating Expenses          40    5,914      4,741      2,131       218      4,467   17,511            0   17,511
                                 -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
    Operating Income (Loss)          494      253        337       (230)        0         18      872          (48)     824

OTHER INCOME (LOSS):
  Dividends from Subsidiaries        532        0          0          0         0          0      532  [A]    (532)       0
  Equity in Net Undistributed
    Losses of Subsidiaries          (392)       0          0          0         0          0     (392) [A]     392        0
                                 -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
Income (Loss) Before
 Interest Charges                    634      253        337       (230)        0         18    1,012         (188)     824
                                 -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
INTEREST CHARGES:
  Long-Term Debt                     709        0          0          0         0          0      709            0      709
  Short-Term Debt                     44        7          0         80         0        150      281  [A]     (48)     233
                                 -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
    Total Interest Charges           753        7          0         80         0        150      990          (48)     942
                                 -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
Net Income (Loss) Applicable
  to Common Stock                   (119)     246        337       (310)        0       (132)      22         (140)    (118)

Retained Earnings (Deficit) at
  Beginning of Period             (2,938)     644        185     (2,610)     (310)      (226)  (5,255) [A]   2,316   (2,939)

Dividends Declared - Cash              0      446         86          0         0          0      532  [A]    (532)       0
                                 -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
Retained Earnings (Deficit) at
  End of Period                  ($3,057)    $444       $436    ($2,920)    ($310)     ($358) ($5,765)      $2,708  ($3,057)
                                 ======== ======== ========== ========== ========= ========== ========     ======== ========

                                                                 -15-


                                  R & T GROUP, INC. AND SUBSIDIARIES
                               CONSOLIDATING ADJUSTMENTS & ELIMINATIONS
                               STATEMENT OF INCOME AND RETAINED EARNINGS
                                 FOR THE YEAR ENDED DECEMBER 31, 1994
                                              (In Thousands)



[A]   Dividends from Subsidiaries                                     $532
      Investments in Subsidiaries                                      392

               Equity in Undistributed Earnings of Subsidiaries                    $392
               Dividends Declared - Cash                                            532

      To eliminate inter-company dividends and undistributed earnings of subsidiaries.


      Investment in Subsidiaries                                    $2,316

               Deficit - January 1, 1995                                         $2,316

      To eliminate the deficit of subsidiaries at 1/1/95 previously recorded by R&T Group, Inc. under the equity method of accounting.


      Operating Revenues - Nonutility                                  $48

               Interest Expense - Short-Term Debt                                   $48

      To eliminate inter-company revenue and interest expense.


                                     -16-

                                                                R & T GROUP, INC. AND SUBSIDIARIES
                                                                   CONSOLIDATING BALANCE SHEET
                                                                     AS OF DECEMBER 31, 1995
                                                                        (In Thousands)

                                             S. W.                           CAPE      R & T
                                    R & T    DOWNER   R AND T    ONSHORE   ATLANTIC  CASTELLINI
                                    GROUP,  JR. CO., CASTELLINI CONSTRUCT   CRANE    CONSTRUCT
                                     INC.     INC.   CO., INC.  CO., INC.  CO., INC. CO., INC.   TOTAL       ELIMIN.   TOTAL
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
ASSETS

NONUTILITY PROPERTY, PLANT
 & EQUIPMENT AT COST                    $0       $0         $0         $0        $0         $0       $0           $0       $0
  Land and Improvements                  0      313         53        255         0          0      621            0      621
  Building and Improvements              0      278        481          0         0          1      760            0      760
  Machinery and Equipment                0    3,098      2,301      1,601       422      2,337    9,759            0    9,759
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
    Total                                0    3,689      2,835      1,856       422      2,338   11,140            0   11,140

  Accumulated Depreciation               0   (1,482)    (1,408)    (1,028)     (277)      (678)  (4,873)           0   (4,873)
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Property, Plant &
       Equipment - Net                   0    2,207      1,427        828       145      1,660    6,267            0    6,267
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
INVESTMENT IN SUBSIDIARIES           7,701        0          0          0         0          0    7,701  [A]  (7,701)       0
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
CURRENT ASSETS:
  Cash and Cash Equivalents             55       66         12          2         7        167      309            0      309
  Accounts Receivable                    0      771         57        748        16        729    2,321            0    2,321
  Accts Rec - Assoc Companies           89      468        726         27         6         11    1,327  [A]    (367)     960
  Notes Rec - Assoc Companies            0       50        925          0       113          0    1,088            0    1,088
                                     5,500        0          0          0         0          0    5,500  [B]  (5,500)       0
  Materials and Supplies                 0       14          0          0         0          0       14            0       14
  Accum. Deferred Income Taxes           0       41          0          0         1          4       46            0       46
  Prepayments & Other                    2       48         36         31         3         34      154            0      154
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Total Current Assets           5,646    1,458      1,756        808       146        945   10,759       (5,867)   4,892
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
LONG-TERM NOTE RECEIVABLE -
  ASSOCIATED COMPANIES                   0        0          0          0         0          0        0  [B]   5,500    5,500
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
NONCURRENT ASSETS:
  Accumulated Def Income Taxes         339       48         49        354        49         51      890            0      890
  Goodwill                             147    1,086        219        498         0          0    1,950            0    1,950
  Other                                 62        0          0         (1)       27          7       95            0       95
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Total Noncurrent Assets          548    1,134        268        851        76         58    2,935            0    2,935
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
        Total                      $13,895   $4,799     $3,451     $2,487      $367     $2,663  $27,662      ($8,068) $19,594
                                   ======== ======== ========== ========== ========= ========== ========     ======== ========

                                                                   -17-


                                                                R & T GROUP, INC. AND SUBSIDIARIES
                                                                   CONSOLIDATING BALANCE SHEET
                                                                     AS OF DECEMBER 31, 1995
                                                                        (In Thousands)

                                             S. W.                           CAPE      R & T
                                    R & T    DOWNER   R AND T    ONSHORE   ATLANTIC  CASTELLINI
                                    GROUP,  JR. CO., CASTELLINI CONSTRUCT   CRANE    CONSTRUCT
                                     INC.     INC.   CO., INC.  CO., INC.  CO., INC. CO., INC.   TOTAL       ELIMIN.   TOTAL
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
CAPITALIZATION AND LIABILITIES

COMMON EQUITY:
  Common Stock - R&T Group, Inc.
    No Par Value
    Authorized 1,000 shares
    Outstanding 500 shares          $1,000       $0         $0         $0        $0         $0   $1,000           $0   $1,000
  Common Stock - Subsidiaries            0    3,639      2,576      1,387       502          0    8,104  [A]  (8,104)       0
  Paid in Capital - R&T Group, Inc.  7,800        0          0          0         0          0    7,800            0    7,800
  Paid in Capital - Subsidiaries         0        0          0      2,015        90        200    2,305  [A]  (2,305)       0
  Retained Earnings (Deficit)       (3,057)     444        436     (2,920)     (310)      (358)  (5,765) [A]   2,708   (3,057)
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Total Common Equity            5,743    4,083      3,012        482       282       (158)  13,444       (7,701)   5,743
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
LONG-TERM DEBT:
  Notes Payable 9.66% due 2000       5,500        0          0          0         0          0    5,500            0    5,500
  Capital Lease Obligation               0        0          0          0         0      1,021    1,021            0    1,021
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Total Long-Term Debt           5,500        0          0          0         0      1,021    6,521            0    6,521
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
CURRENT LIABILITIES:
  Notes Payable - Associated
   Company                             997        0          0      1,740         0        783    3,520            0    3,520
  Current Maturities of
   Long-Term Debt                    1,375        0          0          0         0          0    1,375            0    1,375
  Current Maturities of Long-Term
   Capital Lease Obligation              0        0          0          0         0        387      387            0      387
  Accounts Payable                       0      205         31         37         4         96      373            0      373
  Accounts Payable to Associated
    Companies                           31       73         55         51         2        254      466  [A]    (367)      99
  Accum. Deferred Income Taxes           1       17         12         11         1         12       54            0       54
  Interest Accrued                     111        0          0          0         0          0      111            0      111
  Other                                 52      173        153        (26)       28         88      468            0      468
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Total Current Liabilities      2,567      468        251      1,813        35      1,620    6,754         (367)   6,387
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
DEF CR & NON-CURRENT LIABILITIES
  Pension and Other Postretirement
    Benefits Reserve                   108        0          0          0         0          0      108            0      108
  Accumulated Deferred Income Taxes    (23)     248        188        192        50        180      835            0      835
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
    Total Def Cr & Non-Cur Liab         85      248        188        192        50        180      943            0      943
                                   -------- -------- ---------- ---------- --------- ---------- --------     -------- --------
      Total                        $13,895   $4,799     $3,451     $2,487      $367     $2,663  $27,662      ($8,068) $19,594
                                   ======== ======== ========== ========== ========= ========== ========     ======== ========

                                                                   -18-


                                                                R & T GROUP, INC. AND SUBSIDIARIES
                                                             CONSOLIDATING ADJUSTMENTS & ELIMINATIONS
                                                                          BALANCE SHEET
                                                                     AS OF DECEMBER 31, 1995
                                                                         (In Thousands)



                              [A]  Accounts Payable - Associated Companies                         $367

                                           Accounts Receivable - Associated Companies                           $367


                                   To eliminate inter-company accounts receivable and accounts payable.


                                   Common Stock - Subsidiaries                                   $8,104
                                   Paid in Capital - Subsidiaries                                 2,305

                                           Deficit                                                            $2,708
                                           Investment in Subsidiaries                                          7,701

                                   To eliminate R&T Group, Inc. investment in subsidiaries
                                   which is maintained on the equity method of accounting.


                              [B]  Long-Term Note Receivable - Associated Companies              $5,500

                                           Notes Receivable - Associated Companies                            $5,500

                                   To reclassify note of South Jersey Industries, Inc. (SJI)
                                   (eliminated in consolidation at SJI level).


                                                                   -19-




          SOUTH JERSEY INDUSTRIES, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Practices:

     Consolidation - The consolidating financial statements include the accounts of South Jersey Industries, Inc. (the Company) and all of its subsidiaries. Certain intercompany transactions, amounting to approximately $6.9 million in 1995, were not required to be eliminated. Such amounts were capitalized to utility plant or environmental remediation costs on the South Jersey Gas Company (SJG) books of account and are recoverable by SJG through the rate-making process (See Note 12). All other significant intercompany accounts and transactions have been eliminated.

     Estimates and Assumptions - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures and, therefore, actual results could differ from those estimates.

     Regulation - The Company's principal subsidiary, SJG, is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU) and maintains its accounts in accordance with the prescribed Uniform System of Accounts of that Board (See Notes 2 & 13).

     Utility Revenues - SJG bills most of its customers on a monthly cycle basis, although certain large industrial customers are billed at or near the end of each month. An accrual is made to recognize the unbilled revenues from the date of the last bill to the end of period.

     In accordance with a BPU order, SJG is allowed to recover the excess cost of gas sold over the cost thereof included in base rates through the Levelized Gas Adjustment Clause
     (LGAC). Such collection is made on a forecasted basis, after a hearing, upon BPU order. Under-recoveries and over-recoveries of gas costs are deferred and included in the determination of the following year's LGAC. Interest is paid on overcollected LGAC balances based on SJG's return on rate base as determined in its base rate proceedings.

     Property, Plant & Equipment - Utility plant is stated at original cost as defined for regulatory purposes; nonutility plant is stated at cost. The cost of additions, replacements and renewals of property is charged to the appropriate plant account.

     New Accounting Pronouncements - In March 1995, the Financial Accounting Standards Board (FASB) issued FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which will become effective in 1996. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The resultant impairment, if any, would be measured based on the fair value of the asset. The Company believes that the adoption of FASB No. 121 will not have a material effect on the Company's results of operations or financial position. See Note 8 for discussion of FASB No. 123.

     Depreciation and Amortization - Depreciation of utility plant is provided on a straight-line basis over the estimated remaining lives of the various classes of property. These estimates are periodically reviewed and adjustments are made as required after approval by the BPU. The composite rate per annum for all depreciable utility property was approximately 2.8 percent in 1995. Generally, with the exception of extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, together with removal costs less salvage. The gas plant acquisition adjustment is being amortized on a straight-line basis over a 40-year period. The unamortized balance amounting to $2.1 million at December 31, 1995, is not included in rate base. Depreciation of nonutility property is computed generally on a straight-line basis over the estimated useful lives of the property, ranging up to 45 years. Any gain or loss realized upon the disposition of nonutility property is recognized in determining net income.

     Federal Income and Other Taxes - Deferred Federal Income Taxes are provided for all significant temporary differences between book and taxable income (See Note 5). The Company adopted FASB No. 109, "Accounting for Income Taxes", in 1993. Its adoption resulted in the recording on the balance sheet of additional assets and liabilities, with the difference being credited to earnings as a cumulative effect of a change in accounting principle.

     Statements of Cash Flows - For purposes of reporting cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

2.   Recent Regulatory Actions:

     On December 14, 1994, the BPU granted SJG a rate increase of $12.1 million based on a 9.51 percent overall rate of return on rate base, which included an 11.5 percent return on equity. Nearly the entire amount of the increase comes from the residential, commercial and small industrial customer classes. In addition, SJG is allowed to retain the first $4.0 million of pre-tax interruptible and off-system margins combined and 20 percent of such margins above that level.

     In addition to the rate increase, the BPU approved a change in SJG's Temperature Adjustment Clause (TAC), a mechanism designed to reduce the impact of extreme fluctuations in temperature on SJG and its customers, which will require colder weather before an adjustment is required to customer billings. The BPU order also provides partial recovery of the costs associated with SJG's adoption of FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and the continued deferral of all unrecovered costs. The recovery of these additional costs is being addressed in SJG's current rate petition filed in January 1996; and it is expected that recovery will be included in future base rates (See Note 13). In addition, SJG is recovering from ratepayers the carrying costs associated with the accelerated Gross Receipts and Franchise Tax payment in April 1994, which resulted from legislation adopted in 1991. As part of the tariff changes approved, SJG also implemented tariffs which give large industrial and commercial customers more opportunities to manage their own gas supplies. These changes do not have a negative impact on SJG's net income.

     In December 1994, the BPU ordered a $3.5 million customer refund which resulted in a reduction of $2.3 million (net of taxes), or $0.22 per share, in 1994 consolidated net income. This refund was part of a global settlement which expedited the resolution of a series of matters pending before the BPU including the rate case discussed above and SJG's 1993-1994 LGAC. Customers received the $3.5 million refund through the 1994-1995 LGAC.

3.   Segments of Business:

     Information about the Company's operations in different industry segments is presented below (in thousands):

     Operating Revenues:
        Gas Utility Operations                     $282,719
        Sand Mining Operations                       32,249
        Other Industries                             41,593
                                                   --------
           Total                                    356,561
        Intersegment Sales                           (2,753)
                                                   --------
           Consolidated Operating Revenues         $353,808
                                                   ========

     Operating Income:
        Gas Utility Operations                     $ 44,716
        Sand Mining Operations                        4,061
        Other Industries                              1,229
                                                   --------
           Total                                     50,006
        Federal Income Taxes                         (9,374)
        General Corporate Expense                    (1,775)
                                                   --------
           Total Operating Income                  $ 38,857
                                                   ========

     Depreciation, Depletion and Amortization:
        Gas Utility Operations                     $ 16,672
        Sand Mining Operations                        2,630
        Other Industries                              1,420
                                                   --------
           Total                                   $ 20,722
                                                   ========

     Property Additions:
        Gas Utility Operations                     $ 40,078
        Sand Mining Operations                        2,111
        Other Industries                              1,518
                                                   --------
           Total                                   $ 43,707
                                                   ========

     Identifiable Assets:
        Gas Utility Operations                     $549,458
        Sand Mining Operations                       33,797
        Other Industries                             18,871
                                                   --------
           Total                                    602,126
        Corporate Assets                             17,837
        Intersegment Assets                         (15,654)
                                                   --------
                Consolidated Identifiable Assets   $604,309
                                                   ========

     Gas utility operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Sand mining operations consist primarily of mining and processing sand, gravel and clay. Other industries include the utility construction, environmental services and general contracting, and the natural gas acquisition and transportation service companies.

     Total operating revenues by industry segment include both sales to unaffiliated customers, as reported in the Company's statements of consolidated income, and intercompany sales, which are accounted for generally at the fair market value of the goods or services rendered.

     Operating income is total revenues less operating expenses, Federal Income Taxes, and general corporate expenses, as shown on the statements of consolidated income.

     Identifiable assets are those assets that are used in each segment of the Company's operations. Corporate assets are principally cash and cash items, and land, buildings and equipment held for corporate use.

4.   Redeemable Cumulative Preferred Stock:

     SJG is required to offer annually to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and
     Series B, respectively, at par value thereof, plus accrued dividends.

     The preferred stock dividend requirement of SJG amounting to approximately $0.2 million for the year 1995 has been included in the Company's statements of consolidated income under the caption "Interest and Other Charges".

     If preferred stock dividends are in arrears, no dividends may be declared or paid, or other distribution made on the SJG Common Stock; and, if four or more quarterly dividends are in arrears, the Preferred Shareholders may elect a majority of the SJG directors.

     The Company has 2,500,000 authorized shares of Preference
     Stock, no par value, none of which has been issued.

5.   Federal Income Taxes:

     Income tax expense applicable to operations is lower than the tax that would have resulted by applying the statutory rate to income from operations before Federal Income Tax for 1995. The reasons for the differences are as follows (in thousands):

     Tax at Statutory Rate                             $ 9,520

     Increase (Decrease) Resulting from:
        Additional Statutory Depletion Allowance          (592)
        Amortization of Investment Tax Credits (ITC)      (390)
        Liberalized Depreciation Under Book
           Depreciation on Utility Plant                   664
        Other - Net                                        172
                                                       -------
           Federal Income Taxes as reported on the
              Statements of Consolidated Income          9,374
                                                       -------
           Net Federal Income Taxes                    $ 9,374
                                                       =======

     The provision for Federal Income Taxes is composed of the following (in thousands):

     Current                                            $5,048
                                                        ------
     Deferred:
        Excess of Tax Depreciation Over
           Book Depreciation - Net                       3,912
        Deferred Fuel Costs                              1,380
        Environmental Remediation Costs - Net             (556)
        Amortization of Gross Receipts Taxes              (136)
        BPU Order - Flow Back of Excess
           Deferred Taxes                                  (39)
        Premium on Bond Redemption                         (61)
        Alternative Minimum Tax                              0
        Other - Net                                        216
                                                        ------
                Total Deferred                           4,716
                                                        ------
     ITC                                                  (390)
                                                        ------
        Net Federal Income Taxes                        $9,374
                                                        ======

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability at December 31, 1995 are as follows (in thousands):

     Deferred Tax Liabilities:
        Tax Depreciation Over Book Depreciation        $59,793
        Difference Between Book and Tax Basis
           of Property                                   4,756
        Deferred Fuel Costs                              1,380
        Environmental Remediation Costs                  4,118
        Excess Protected                                 3,632
        Gross Receipts Taxes                             1,704
        Other                                            1,851
                                                       -------
                Total Deferred Tax Liabilities          77,234
                                                       -------
     Deferred Tax Assets:
        Alternative Minimum Tax                          5,472
        ITC Basis Gross Up                               3,409
                                                       -------
           Total Deferred Tax Assets                     8,881
                                                       -------
           Net Deferred Tax Liability                  $68,353
                                                       =======

6.   Deferred Debits and Credits - Federal and Other Taxes

     The primary asset created as a result of adopting FASB No. 109 was income taxes - flowthrough depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented the recording of the net tax effect of excess liberalized depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes had not previously been provided. These tax benefits were previously flowed through in rates and, as a result of positions taken in the 1994 rate case, the amortization of the asset is being recovered through rates over an 18-year period which began in December 1994.

     The ITC attributable to SJG were deferred and continue to be amortized at the annual rate of 3 percent, which approximates the life of the related assets.

     Effective March 1, 1978, SJG began accruing Gross Receipts and Franchise Taxes (GRAFT) on current revenues, the basis for such taxes through 1991, rather than on the previous basis of taxes paid. The one-time increase resulting from this change has been deferred and is being amortized on a straight-line basis to operations over a 30-year period. In June 1991, GRAFT legislation was adopted in New Jersey accelerating tax payments. The legislation also changed the basis to gas volumes rather than percentage of revenue.

7.   Financial Instruments:

     Long-Term Debt - The fair value of the Company's long-term debt, including current maturities, as of December 31, 1995, is estimated to be $204.6 million (carrying amount $183.3 million) and is estimated based on the interest rates available to the Company at year end for debt with similar terms and remaining maturities. The Company retires higher cost debt whenever it is cost effective to do so within the constraints of the respective debt covenants (See Note 13).

     Other Financial Instruments - The carrying amount of the
     Company's other financial instruments approximate their fair value at December 31, 1995.

     In 1994, the Company adopted FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires the Company, among other things, to account for certain of its investments at fair market value. Adoption of this statement did not have a material effect on the Company's results of operations or financial position.

8.   Common Stock:

     The Company has 20,000,000 shares of Common Stock authorized of which the following shares were issued and outstanding:

     Beginning of Year                              10,715,211
     New Issues During Year:
        Employees' Stock Ownership Plan                  6,960
                                                    ----------
     End of Year                                    10,722,171
                                                    ==========

     The average shares of Common Stock outstanding for 1995 was 10,719,609.

     The par value ($1.25 per share) of the stock issued in 1995 has been credited to common stock and the net excess over par value of approximately $0.1 million has been credited to Premium on Common Stock.

     The Company has a Stock Option and Stock Appreciation Rights Plan under which not more than 306,000 shares in the aggregate may be issued to officers and other key employees of the Company and its subsidiaries. No options or stock appreciation rights may be granted under the Plan after January 23, 1997. At December 31, 1995, the Company had 50,560 options outstanding, exercisable at prices from $17.16 to $24.69 per share. No options were exercised or granted in 1995. No stock appreciation rights have been issued under the plan. The stock options outstanding at December 31, 1995, did not have a material effect on the earnings per share calculations.

     FASB No. 123, "Accounting for Stock-Based Compensation" which will be adopted by the Company in 1996, includes certain elective provisions which, if followed, would significantly change the way the Company measures compensation under its stock based compensation plans. However, the Company has elected to continue to measure compensation using the method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". FASB No. 123, when adopted will not have a significant effect on the Company's financial position or results of operations, but will require expanded disclosure regarding the Company's stock based compensation plans.

     The Company also has a Dividend Reinvestment and Stock Purchase Plan (DRP) and Employees' Stock Ownership Plan
     (ESOP). Shares of common stock offered through the Plan are currently purchased in the open market. Prior to 1995, shares offered pursuant to the Plan were purchased directly from the Company. As of December 31, 1995, 633,121 and 46,086 shares of authorized but unissued Common Stock were reserved for future issuance to the DRP and ESOP, respectively.

9.   Unused Lines of Credit and Compensating Balances:

     Unused lines of credit available at December 31, 1995, were approximately $74.7 million. Borrowings under these lines of credit are at market rates which approximated 6.0 percent at December 31, 1995. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

10.  Retained Earnings:

     There are certain restrictions under various loan agreements as to the amount of cash dividends or other distributions that may be paid on the Common Stock of certain subsidiaries. The Company's aggregate equity in its subsidiaries' retained earnings that are free of these restrictions was approximately $33.7 million at December 31, 1995.

11.  Retirement Benefit Plans:

     Pensions - The Company and its subsidiaries have several defined benefit retirement plans that provide annuity payments to substantially all full-time regular employees upon retirement. Additionally, the companies pay the entire cost of the plans. Approximately 75 percent of the plans' assets are invested in securities which, under their terms, provide for fixed income and a return of principal. The remaining assets of the plans are invested in professionally managed common stock portfolios. Net periodic pension cost for 1995, including the amortization of the cost of past service benefits over a period of approximately 30 years, included the following components (in thousands):

     Service cost - benefits earned
        during the period                               $1,736
     Interest cost on projected
        benefit obligation                               3,183
     Actual return on plan assets                       (3,245)
     Net amortization and deferral                         730
                                                        ------
        Net periodic pension cost                       $2,404
                                                        ======

     Assumptions as of December 31 were:

     Discount rate                                   7.25%-7.50%
     Rate of increase in compensation levels              4.6%
     Expected long-term rate of return on assets          8.5%

     The following table sets forth the plans' funded status at December 31, 1995.

     Actuarial present value of benefit obligations (in thousands):

     Vested benefit obligation                        $(37,608)
                                                      ========

     Accumulated benefit obligation                   $(37,899)
                                                      ========
     Projected benefit obligation                     $(48,198)
     Plan assets at fair value                          37,831
                                                      --------
     Projected benefit obligation
        in excess of plan assets                       (10,367)
     Unrecognized net loss                               4,903
     Prior service cost not yet recognized
        in net periodic pension cost                     2,415
     Unrecognized net obligation at January 1              958
                                                      --------
     Pension liability recognized in
        the consolidated balance sheet                $ (2,091)
                                                      ========

     Postretirement Benefits Other Than Pensions - The Company and its subsidiaries provide postretirement health care and life insurance benefits to certain retired employees. Effective January 1, 1993, the Company adopted FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits, which are principally health care, on a pay-as-you-go (PAYGO) basis. The Company has elected to recognize the unfunded transition obligation over a period of 20 years.

     The majority of the Company's costs apply to its utility subsidiary, SJG, which has previously recovered these costs on a PAYGO basis through its rates. As part of SJG's 1994 base rate case settlement, SJG was granted full recovery of the current service cost component of the annual cost in addition to continued recovery of PAYGO costs. The BPU also approved recovery of previously deferred 1993 and 1994 service costs over a 5-year period beginning in December 1994. Beginning in 1995, an external trust was established for the purpose of contributing costs recovered from the ratepayers as a result of the settlement with the BPU.
     Gross contributions to this trust totaled $2.1 million as of December 31, 1995; however, due to the timing of contributions to the trust, the return stated in the table below does not reflect a full year's return. SJG is also authorized to continue recording a regulatory asset for the amount by which the cost exceeds the current level recovered in rates. The recovery of this regulatory asset, which amounted to approximately $4.7 million at December 31, 1995, is being addressed in SJG's current base rate case proceeding and it is expected that the recovery will be included in base rates (See Note 13). Net postretirement benefit cost for 1995 consisted of the following components (in thousands):

     Service cost - benefits earned during the period   $  878
     Actual return on plan assets                          (26)
     Interest cost on accumulated
        postretirement benefit obligation                1,320
     Amortization of transition obligation                 796
                                                        ------
           Subtotal                                      2,968

     Other Adjustments                                  (2,690)
                                                        ------
     Net postretirement benefit costs
        as reported in the Consolidated
        Financial Statements                            $  278
                                                        ======

     A majority of the postretirement benefit cost has been capitalized and the amount of such cost expensed in 1995 was $1.7 million.

     The following table sets forth the life and health care plans' funded status at December 31, 1995.

     Actuarial present value of accumulated postretirement benefit obligations (in thousands):

     Retirees                                          $(4,606)
     Other active plan participants                    (15,322)
                                                       -------
     Accumulated postretirement benefit obligation     (19,928)
     Fair value of plan assets                           1,433
                                                       -------
     Accumulated postretirement benefit
        obligation in excess of plan assets            (18,495)
     Unrecognized net gain                                 (56)
     Unrecognized transition obligation                 13,540
                                                       -------
     Postretirement benefit liability recognized
        in the consolidated balance sheet              $(5,011)
                                                       =======

     During 1995, the Company discovered that data underlying its assumption for health care costs for 1994 and 1993 was inappropriate. The Company recalculated the net postretirement benefit cost and present value of accumulated postretirement benefit for the years 1994 and 1993 utilizing assumptions based on appropriate data. The Company has determined that the impact would not have materially changed previously reported net income or retained earnings. Therefore, effects of the above data revision were recorded in 1995. The above tables have been revised to provide information based upon the recalculated amounts and are reconciled to amounts recorded on the books of SJI under the caption "Other Adjustments".

     The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 1995 are as follows: Medical and Drug - 7.7 percent for participants age 65 or older and 10.95 percent for participants under age 65 in 1995, both grading to 5.75 percent in 2008. Dental - 7.97 percent in 1995, grading to
     5.75 percent in 2003. If the health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1995, would be increased by $2.7 million. The effect of this change on the sum of the service cost and interest cost would be an increase of $0.4 million. The assumed discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1995, was 7.5 percent.

12.  Commitments and Contingencies:

     Construction Commitments - The estimated cost of construction and environmental remediation programs of the Company and its subsidiaries for the year 1996 aggregates
     $55.9 million and, in connection therewith, certain commitments have been made.

     Gas Supply Contracts - SJG, in the normal course of conducting business, has entered into long-term contracts for the supply of natural gas, firm transportation, and long-term firm gas storage service. The earliest expiration of any of the gas supply contracts is 1998. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges paid to its suppliers for all of these services is approximately $4.9 million per month which is recovered on a current basis through the LGAC.

     Levelized Gas Adjustment Clause filed August 31, 1994 - The
     Company's LGAC filing for 1994-1995 remains open. The parties for this proceeding continue to question the

     Company's gas purchasing practices (See Note 2). The Company believes that such practices were proper and that it will prevail in this proceeding.

     Pending Litigation - The Company is subject to claims which arise in the ordinary course of its business and other legal proceedings. Included therewith, a group of Atlantic City casinos filed a petition with the BPU on January 16, 1996 alleging overcharges of over $10 million including interest. Management believes that the ultimate liability with respect to these actions, including the situation set forth above, will not materially affect the financial position or results of operations of the Company.

     Environmental Remediation Costs - The Company has incurred and recorded certain costs for environmental remediation of sites where SJG or predecessor companies operated gas manufacturing plants or a nonutility subsidiary previously operated a fuel oil business. Manufactured gas operations were terminated at all SJG sites more than 30 years ago.

     Since the early 1980s, the Company has recorded environmental remediation costs of $48.4 million, of which $23.6 million has been expended as of December 31, 1995. Management's estimate of the remaining liability of approximately $24.8 million is reflected on the consolidated balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Such amounts have not been adjusted for future insurance recoveries, which management is pursuing. Insurance recoveries amounting to $2.7 million and $1.5 million were received in 1995 and 1994, respectively. These proceeds were first used to offset legal fees incurred in connection with such recoveries and the excess was used to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs to be incurred over the next three years based on projected investigation and remediation work plans using existing technologies. Estimates beyond this time cannot be made on a reliable basis due to changing technology, government regulations and site specific requirements and, therefore, have not been recorded. The total costs to be incurred after this 3-year period may be substantial.

     The major portion of the recorded environmental remediation costs relate to the remediation of former gas manufacturing sites of SJG, which has recorded and expended amounts of $47.3 million and $22.9 million, respectively, through December 31, 1995. SJG has established a regulatory asset for these costs and is recovering its costs as expended over 7-year amortization periods, as authorized by the BPU. SJG has recovered $6.9 million through rates as of December 31, 1995.

13.  Subsequent Events:

     On January 16, 1996, SJG petitioned the BPU for a general base rate increase of approximately $26.5 million based on a proposed rate of return of 10.4 percent, including a 13.0 percent return on equity. As part of this petition, SJG is seeking recovery of its increased expenditures for construction and the additional cost of providing postretirement benefits other than pensions. SJG is also seeking to modify the existing sharing formula for pre-tax interruptible and off-system margins.

     On January 31, 1996, SJG redeemed $1,998,000 of the 8 1/4%
     Series due 1996, without premium, and $3,260,000 of the 8
     1/4% Series due 1998, with a premium of $22,168.

                   South Jersey Industries, Inc.


                         Index to Exhibits





Exhibit
Number                      Description
-------                     -----------

  27                Financial Data Schedule  (Exhibit B)

                    (Submitted only in electronic format to the Securities and Exchange Commission).